UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 22, 2020

TerraForm Power, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36542	46-4780940
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Liberty Street, 14th Floor New York, New York	10281
(Address of Principal Executive Office)	(Zip Code)

Registrant’s telephone number, including area code: (646) 992-2400

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, Class A, par value $0.01	TERP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company          ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 8.01	Other Events.

As previously disclosed, on March 16, 2020, TerraForm Power, Inc., a Delaware corporation (“TerraForm Power,” “TERP,” or the “Company”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), by and among Brookfield Renewable Partners L.P., an exempted limited partnership formed under the laws of Bermuda (“BEP”), Brookfield Renewable Corporation, a corporation incorporated under the laws of British Columbia and an indirect subsidiary of BEP (“BEPC”), 2252876 Alberta ULC, an unlimited liability corporation incorporated under the laws of Alberta and a wholly owned direct subsidiary of BEP (“Acquisition Sub”), the Company and TerraForm Power NY Holdings, Inc., a newly formed New York corporation and a wholly owned direct subsidiary of the Company (“Holdings”).  Pursuant to the terms and subject to the conditions set forth in the Reorganization Agreement, the Company will merge with and into Holdings (the “Reincorporation Merger”), with Holdings continuing as the surviving corporation, and such Reincorporation Merger will be immediately followed by (i) a binding share exchange that will result in BEPC acquiring all of the outstanding and issued Holdings Class B common stock in exchange for BEPC Class A exchangeable subordinated voting shares (the “BEPC Exchange”) and (ii) a binding share exchange that will result in Acquisition Sub acquiring all of the outstanding and issued Holdings Class C common stock in exchange for non-voting limited partnership units of BEP (the “BEP Exchange” and, together with the BEPC Exchange and the Reincorporation Merger, the “Transactions”). On June 29, 2020, the Company filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus, for the solicitation of proxies in connection with the Annual Meeting of the Company’s stockholders, to be held on July 29, 2020, for purposes of voting on, among other things, matters necessary to complete the Transactions (the “Proxy Statement/Prospectus”).

Supplemental Disclosures in Connection with Stockholder Litigation

In connection with the Reorganization Agreement and the Transactions, (i) one complaint has been filed in the United States District Court for the Eastern District of New York by a purported TerraForm Power stockholder against TerraForm Power and members of the TerraForm Power board of directors (the “TerraForm Power Board”), (ii) one putative class action complaint has been filed in the United States District Court for the District of Delaware by a purported TerraForm Power stockholder on behalf of himself and all other similarly situated TerraForm Power stockholders (excluding defendants and related or affiliated persons) against TerraForm Power, members of the TerraForm Power Board, BEP, BEPC, Acquisition Sub and Holdings, and (iii) four complaints have been filed in the United States District Court for the Southern District of New York by purported TerraForm Power stockholders against TerraForm Power and members of the TerraForm Power Board. The six complaints (collectively, the “Stockholder Actions”)  are captioned as follows: Moriconi v. TerraForm Power, Inc., et al., Case 1:20-cv-03136 (E.D.N.Y.) (Jul. 14, 2020), Post v. TerraForm Power, Inc. et al., Case 1:20-cv-00927 (D. Del) (Jul. 8, 2020), McCourt v. TerraForm Power, Inc., et al., Case 1:20-cv-05326 (S.D.N.Y.) (Jul. 10, 2020), Raul v. TerraForm Power, Inc., et al., Case 1:20-cv-05393 (S.D.N.Y.) (Jul. 14, 2020), Schammel v. TerraForm Power, Inc., et al., Case 1:20-cv-05456 (S.D.N.Y.) (Jul. 15, 2020), and Holmes v. TerraForm Power, Inc., et al., Case 1:20-cv-05522 (S.D.N.Y.) (Jul. 17, 2020).

In general, the Stockholder Actions allege that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or aided and abetted in such alleged violations, because the Proxy Statement/Prospectus allegedly omits or misstates certain material information. The Stockholder Actions seek, among other things, injunctive relief preventing the consummation of the Transactions, as well as unspecified damages and attorneys’ fees.

TerraForm Power, BEP, BEPC and the other named defendants believe that no supplemental disclosures are required under applicable laws; however, solely to avoid the risk that the Stockholder Actions delay the Transactions and to minimize the potential expense, burden, nuisance and uncertainty of defending the Stockholder Actions, and without admitting any liability or wrongdoing, TerraForm Power, BEP and BEPC are making certain disclosures below that are intended to supplement and revise those contained in the Proxy Statement/Prospectus, which TerraForm Power, BEP and BEPC refer to as the “Supplemental Disclosures.” The Supplemental Disclosures contained below should be read in conjunction with the Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at www.sec.gov, along with periodic reports and other information TerraForm Power, BEP and BEPC filed with the SEC. TerraForm Power, BEP, BEPC and the other named defendants have denied, and continue to deny, that the Proxy Statement/Prospectus is deficient in any respect or that they have committed or aided and abetted others in committing any violations of law, and expressly maintain that, to the extent applicable, they complied with their legal obligations and are providing the Supplemental Disclosures below solely to try to eliminate the potential burden, nuisance, uncertainty and expense of litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Transactions that might arise from litigation. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.

The TerraForm Power Board (acting on the recommendation of the Special Committee in the case of the Merger Proposal) unanimously recommends that TerraForm Power stockholders vote “FOR” the Merger Proposal, “FOR” each of the TERP Stockholders Meeting Proposals and “FOR” the Adjournment Proposal.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATED TO STOCKHOLDER ACTIONS

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Morgan Stanley & Co. LLC—Reference Data—Equity Research Analysts’ Price Targets” is amended by:

Adding the below sentence after the first sentence of the first paragraph of this section on page 177:

The equity research price targets for TERP common stock were as follows: BAML - $14.00 per share; Barclays - $16.00 per share; Citi - $17.00 per share; JPM - $17.00 per share; RBC - $17.00 per share; BMO - $18.00 per share; and Oppenheimer - $19.00 per share, respectively, in each case as of or prior to the unaffected date.

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Morgan Stanley & Co. LLC—General” is amended by:

Replacing the fourth paragraph on page 180 with the following:

In the two years prior to the date it rendered its opinion in connection with the TERP acquisition, in addition to the services described in this proxy statement/prospectus, Morgan Stanley and its affiliates provided financial advisory services to TerraForm Power and its affiliates, and received aggregate fees of approximately $5 to $15 million in connection with such services. In addition, in the two years prior to the date it rendered its opinion in connection with the TERP acquisition, Morgan Stanley and its affiliates provided financial advisory or financing services to BEP or its affiliates, including certain portfolio companies or affiliates of BAM (an affiliate of BEP), and received aggregate fees of approximately $65 to $90 million in connection with such services. None of the foregoing fees were received directly from nor related to any financial advisory or financing services provided to any of BEP, BAM, Orion Holdings, Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Advisor (Canada), L.P., NA Holdco, Partners Limited, or BEPC. As of March 1, 2020, Morgan Stanley or one of its affiliates was a lender to Brookfield Properties Retail Group, Brookfield Property Partners L.P. and Oaktree Capital Management, acted as administrative agent with respect to certain credit facilities of Brookfield Property Partners L.P., and was mandated on one financing assignment for affiliates of BAM, which in each case is unrelated to the transactions contemplated by the transaction documents and for which Morgan Stanley would expect to receive additional customary fees if such transactions are completed.

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Greentech Capital Advisors Securities, LLC—Corporate Discounted Cash Flow Analysis—TerraForm Power” is amended by:

Replacing the first sentence in the last paragraph of this section on page 185 with the following:

Greentech derived the terminal value for TerraForm Power by applying perpetual growth rates of 0.75% to 1.25% to TerraForm Power’s terminal year levered free cash flow and taking the midpoint.  The perpetual growth rates reflected an assumption that management would be able to continue to raise debt and equity to fund continual investment in the replacement of the finite-lived assets comprising TERP’s portfolio into perpetuity at a rate in line with estimates in management’s 5-year plan of approximately $283 million invested per year (excluding project financing).  Greentech also observed that because TERP did not have an internal development pipeline, nor any internal M&A capability, it would continue to be dependent on BAM to secure the pipeline of new asset investment opportunities in perpetuity. Greentech also considered the implied exit CAFD Yield (a form of exit multiple) of the terminal value, and determined that the perpetual growth rates of 0.75% to 1.25% implied an exit CAFD yield of 5.8% to 7.1%. Greentech observed that this range reflected a premium to TERP’s pre-announcement unaffected 2020 CAFD yield of 7.5%. If Greentech had assumed a perpetual growth rate that did not imply a premium to TERP’s unaffected 2020 CAFD yield, it would have resulted in a lower equity value for TERP and a lower exchange ratio.

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Greentech Capital Advisors Securities, LLC—Corporate Discounted Cash Flow Analysis—BEP” is amended by:

Replacing the first sentence in the third paragraph of this section on page 185 with the following:

Greentech derived the terminal value for BEP by applying perpetual growth rates of 1.25% to 1.75% to BEP’s terminal year levered free cash flow and taking the midpoint.  The perpetual growth rates reflect an assumption that BEP will be able to continue to raise debt and equity to fund the continual replacement of finite lived assets comprising BEP’s portfolio into perpetuity at a rate in line with BEP’s recently demonstrated rate of capital raising and investment and future plans. Greentech also observed that BEP controlled a significant internal development pipeline of assets and internal M&A capabilities, and as such was not dependent on third parties (other than BAM) to source these investment opportunities. Greentech also observed the significant portion of indefinite-lived hydro power assets in BEP’s portfolio did not require replacement over time. Greentech also considered the implied exit AFFO Yield (a form of exit multiple) of the terminal value, and determined that the perpetual growth rates of 1.25% to 1.75% implied an exit AFFO yield of 6.6% to 8.2%. Greentech observed that this range reflected a discount to BEP’s pre-announcement unaffected 2020 AFFO Yield of 5.4%. If Greentech had assumed a perpetuity growth rate for BEP that implied a premium to BEP’s pre-announcement unaffected 2020 AFFO Yield of 5.4%, consistent with the premium implied for TERP, it would have resulted in a higher equity value for BEP and a lower exchange ratio.

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Greentech Capital Advisors Securities, LLC—Sum-of-the-Parts Analysis—Run-off Case” is amended by:

Replacing the first sentence in the third paragraph of this section on page 190 with the following:

The Project Life IRRs Methodology discounted the cash flows from each project within the TerraForm Power forecasts by Project-level Discount Rates, derived from Grant Thornton’s 2019 Renewable Energy Discount Rate Survey results, and adjusted based on Greentech’s professional judgement. The Grant Thornton 2019 Renewable Energy Discount Rate Survey applied an 8.50% discount rate to Spanish Wind, an 8.25% discount rate to North American Wind, an 8.00% discount rate to North American Solar PV and DG, a 7.75% discount rate to Spanish CSP Solar, and a 7.25% discount rate to UK Solar PV.  Portugal project returns were assumed to be in line with Spanish project returns, and Uruguayan and Chilean returns were assumed to be in line with U.S. returns plus their respective country risk premiums as outlined by Damodaran’s Country Risk: Determinants, Measures, and Implications 2019 edition. Greentech, in its professional judgement, further adjusted the discount rates to be 0.5% lower, consistent with its observations of private market sale transactions for comparable contracted renewable assets. This analysis resulted in an average discount rate of 7.8% across TERP’s utility-scale wind portfolio, 7.5 % across TERP’s North American utility-scale solar portfolio, 8.2% across South American utility scale solar, 7.5% across the distributed solar assets, and 7.7% across the Saeta portfolio. If Greentech had not adjusted the Grant Thornton discount rates to be 0.5% lower, it would have resulted in a lower equity value for TERP and a lower exchange ratio.

The section of the Proxy Statement/Prospectus titled “Opinions of Financial Advisors to the Special Committee of TerraForm Power” under the heading “Opinion of Greentech Capital Advisors Securities, LLC—Other Analyses” is amended by:

Replacing the second bullet in the first paragraph of this section on page 192 with the following:

•
(i) the following publicly available research analysts’ price targets for TerraForm Power: BMO - $18.00, BAML - $14.00, Barclays - $16.00, Oppenheimer - $19.00, JP Morgan - $17.00, Citi - $17.00, and RBC - $17.00, which indicated high and low price targets for TerraForm Power of $14.00 to $19.00 per share; and (ii) the following publicly available research analysts’ price targets for BEP: Barclays $48.00, Wells Fargo - $46.00, TD Securities - $45.00, CIBC - $43.00, RBC - $45.00, Credit Suisse - $40.85, Scotiabank - $41.00, Raymond James - $40.00, and BMO - $39.00, which indicated high and low price targets for BEP of $39.00 to $48.00 per unit. The reference range indicated by this analysis was 0.29x to 0.49x.

The section of the Proxy Statement/Prospectus titled “Certain TerraForm Power Forecasts” is amended by:

Adding the following as the last three sentences of the first full paragraph on page 208:

The TerraForm Power and BEP forecasts did not include or take into account information regarding potential strategic, financial and operational benefits that TerraForm Power and BEP management, respectively, estimated would occur as a result of the TERP acquisition, including, for example, (i) changes in the amount of BEP’s and TerraForm Power’s respective credit facilities, (ii) the elimination of TerraForm Power’s credit agreement with BAM, (iii) the refinancing of certain of TerraForm Power’s debt, and (iv) the elimination and reduction of certain public company, audit and regulatory compliance and labor costs. These estimated benefits were used and relied upon by Morgan Stanley to calculate aggregate savings of approximately $6.1 million, $8.1 million, $8.8 million, $12.4 million and $12.4 million for the years ending 2020, 2021, 2022, 2023 and 2024, respectively, and which we refer to in this paragraph as the “synergies”. At the direction and with the consent of the Special Committee, Morgan Stanley used and relied upon the synergies for purposes of performing its financial analysis and rendering its opinion.

Forward-Looking Statements

This Current Report on 8-K contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this Current Report on 8-K include statements regarding the Transactions, the prospects and benefits of the combined company and any other statements regarding the parties’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although TerraForm Power, BEP and BEPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this press release. The future performance and prospects of BEP and TerraForm Power are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BEP and TerraForm Power to differ materially from those contemplated or implied by the statements in this  Current Report on Form 8-K include uncertainties as to whether TerraForm Power’s Special Committee will continue to recommend any transaction with BEP to the TerraForm Power stockholders; uncertainties as to whether TerraForm Power stockholders not affiliated with BEP will approve any transaction; uncertainties as to whether the other conditions to the Transactions will be satisfied or satisfied on the anticipated schedule; the timing of the Transactions and whether the Transactions will be completed, including as a result of potential litigation in connection with the Transactions; failure to realize contemplated benefits from the Transactions, including the possibility that the expected synergies and value creation from the Transactions will not be realized; the inability to retain key personnel; and incurrence of significant costs in connection with the Transactions. For further information on these known and unknown risks, please see “Risk Factors” included in TerraForm Power’s definitive proxy statement regarding the Transactions, and its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC and in BEP’s Form 20-F and other risks and factors that are described therein and that are described in BEP’s and BEPC’s F-1/F-4 described below and the preliminary prospectus filed with the SEC and the securities regulators in Canada qualifying the special distribution of BEPC exchangeable shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this press release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

Additional Information and Where to Find It

This Current Report on Form 8-K is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. TerraForm Power mailed or otherwise provided to its stockholders its definitive proxy statement regarding the Transactions on or about June 29, 2020.  Nonetheless, this Current Report on Form 8-K may be deemed to be solicitation material in respect of the Transactions. BEP and BEPC have filed relevant materials with the SEC, including a registration statement on Form F-1/F-4 (Registration Nos. 333-234614 and 234614-01) (the “F-1/F-4”), as filed with the SEC as an amendment to Form F-1, that includes a proxy statement of TerraForm Power that also constitutes a prospectus of BEP and BEPC.  On June 29, 2020, the SEC declared the F-1/F-4 effective. This Current Report on Form 8-K is not a substitute for the registration statement, proxy statement/prospectus or any other documents that BEP, BEPC or TerraForm Power may file with the SEC or send to stockholders in connection with the Transactions. STOCKHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHICH WAS ALSO FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders may obtain copies of the F-1/F-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by TerraForm Power are available free of charge on TerraForm Power’s website at www.terraformpower.com. Copies of documents filed with the SEC by BEP and BEPC are available free of charge on BEP’s website at bep.brookfield.com.

Participants in the Solicitation

TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and BEP and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company Common Stock in respect of the Transactions. Information about the directors and executive officers of the Company is set forth on its website at www.terraformpower.com/. Information about the directors and executive officers of BEP is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC is set forth in the Proxy Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Proxy Statement/Prospectus regarding the Transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-solicitation

No securities regulatory authority has either approved or disapproved of the contents of this Current Report on Form 8-K. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAFORM POWER, INC.
July 22, 2020
	By:	/s/ William Fyfe
	Name:	William Fyfe
	Title:	General Counsel